UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 18 November 2016

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____



MEDIA RELEASE

Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 562 9700
Fax +27 11 562 9838
www.goldfields.com

GOLD FIELDS ANNOUNCES WITHDRAWAL OF JOINT ACQUISITION PROPOSAL FOR KIRKLAND LAKE; REMAINS INTERESTED IN A NEGOTIATED TRANSACTION

Johannesburg, 18 November 2016:   Gold Fields Limited (Gold Fields) (JSE, NYSE: GFI) announces that it and Silver Standard Resources Inc. (Silver Standard) (TSX:SRO, Nasdaq: SSRI) have today withdrawn their latest joint proposal to acquire all of the outstanding shares of Kirkland Lake Gold Inc. (Kirkland Lake) (TSX: KLG) in a negotiated transaction.

As previously announced by Gold Fields, its wholly-owned subsidiary, Gold Fields Netherlands Services B.V., has made three successive proposals jointly with Silver Standard to acquire Kirkland Lake pursuant to a plan of arrangement for consideration consisting of cash and shares of Silver Standard or a combination thereof. In response to each proposal, the Kirkland Lake board advised that it had determined that it was not reasonably expected to result in a Superior Proposal relative to Kirkland Lake's previously announced combination with Newmarket Gold Inc. (Newmarket) (TSX: NMI), and that Kirkland Lake would not be engaging in any discussions with Gold Fields or Silver Standard or providing them with due diligence access.

In light of the lack of engagement by the board of Kirkland Lake in response to these proposals, and there being no basis to expect any further engagement from Kirkland Lake, Gold Fields and Silver Standard are left with no choice but to withdraw their latest proposal.

Gold Fields remains interested in pursuing negotiations toward a board-supported transaction with Kirkland Lake in the event that Kirkland Lake's shareholders reject the Newmarket transaction.

This press release is not, and is not intended to be, a solicitation by Gold Fields of proxies from any shareholder of Kirkland Lake or Newmarket. Gold Fields does not seek the power to act, and will not act, as proxy for any shareholder of either company.

Enquiries

Investors
Avishkar Nagaser
Tel: +27 11 562-9775
Mobile: +27 82 312 8692

Investor Enquiries

Avishkar Nagaser
Tel   +27 11 562 9775
Mobile +27 82 312 8692
email   Avishkar.Nagaser@
         goldfields.com

Thomas Mengel
Tel   +27 11 562 9849
Mobile +27 81 354 0236
email   Thomas.Mengel@
         goldfields.com

Media Enquiries

Sven Lunsche
Tel   +27 11 562 9763
Mobile +27 83 260 9279
email   Sven.Lunsche@
         goldfields.com

Directors C A Carolus (Chair), N J Holland†** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), A Andani #, K Ansah#, P J Bacchus†, T P Goodlace, A R Hill‡, R P Menell, D M J Ncube, S P Reid^, Y G H Suleman, G M Wilson
^Australian, †British, ‡Canadian, #Ghanaian, ** Executive Director
Company Secretary: MML Mokoka

Email : Avishkar.Nagaser@goldfields.com

Thomas Mengel
Tel: +27 11 562 9849
Mobile: +27 81 354 0236
Email: Thomas.Mengel@goldfields.com

Media

Sven Lunsche
Tel: +27 11 562-9763
Mobile: +27 83 260 9279
Email : Sven.Lunsche@goldfields.com

ends

Notes to editors

About Gold Fields

Gold Fields Limited is an unhedged, globally diversified producer of gold with eight operating mines in Australia, Ghana, Peru and South Africa with attributable annual gold production of approximately 2.0 million ounces. It has attributable Mineral Reserves of around 46 million ounces and Mineral Resources of around 102 million ounces. Attributable copper Mineral Reserves total 532 million pounds and Mineral Resources 5,912 million pounds. Gold Fields has a primary listing on the JSE Limited, with secondary listings on the New York Stock Exchange (NYSE) and the Swiss Exchange (SWX).

Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 18 November 2016

By:	/s/ Nicholas J. Holland
Name:	Nicholas J. Holland
Title:	Chief Executive Officer